

April 29, 2024

Chin Chee Seong
Chief Executive Officer
SEATech Ventures Corp.
11-05 & 11-06, Tower A , Avenue 3 Vertical Business Suite
Jalan Kerinchi, Bangsar South, 59200
Kuala Lumpur, Malaysia

> **Re: SEATech Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K filed November 2, 2023**
> **File No. 333-230479**

Dear Chin Chee Seong:

We issued comments to you on the above captioned filing on April 1, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 13, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services